PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

06016690

BY COURIER

No/Date : FIDI-426/30. 8.06

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- Financial data and information for the 1H 2006 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Financial data and information for the 1H 2006 of Public Power Corporation S.A.

PUBLIC POWER CORPORATION S.A.

Interim Condensed Consolidated and Separate Financial Statements

for the six month period from January 1, 2006 to June 30, 2006

in accordance with International Financial Reporting Standards, adopted by the European Union

The attached interim financial statements have been approved by Public Power Corporation Board of Directors on August 29th, 2006 and they are available in the web site of Public Power Corporation at www.dei.gr.

ENGLISH TRANSLATION FROM THE GREEK ORIGINAL

INDEPENDENT AUDITORS' REVIEW REPORT

TO THE SHAREHOLDERS OF PUBLIC POWER CORPORATION S.A.:

We have reviewed the accompanying interim condensed standalone and consolidated financial statements ("the financial statements") of PUBLIC POWER CORPORATION S.A. as of June 30, 2006. Our work consisted of the review of the six-month period taken as a whole and was not extended to the individual review of the financial information of the 2nd quarter of 2006. Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union ("IAS 34"). Our responsibility is to express a conclusion on these financial statements based on our review.

Except as explained in the following two paragraphs, we conducted our review in accordance with the Greek Auditing Standard on Review Engagements which is based on the International Standards on Auditing. A review of financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

During the six-month period ended June 30, 2006, the Company reversed an amount of Euro 11.2 million which represents part of an impairment loss recognized in prior years on the investment in one of its associates. This amount was calculated by applying the equity method of accounting on the associate's audited statutory financial statements, a basis which is not in accordance with the provisions of IAS 28 "Investments in Associates" and IAS 36 "Impairment of Assets" which require that the amount of any reversal of impairment losses recognized on the investment in an associate should be determined by applying specific methods to calculate its recoverable amount. As a result, we are not in a position to assess the correctness of the above amount reversed.

As at June 30, 2006, included in both the Group's and the Parent Company's balance sheets, under the caption "Inventories" are debit and credit balances of approximately Euro 31.1 million and Euro 21.6 million, respectively, which relate to purchased materials in transit and for which the Company is currently in the process of investigating and reconciling. As a result, we are not in a position to determine the impact that this exercise will have on the financial statements.

Based on our review, except for the effects of such adjustments, if any, as might have been determined to be necessary had the recoverable amount of the investment in the associate been calculated as prescribed in IAS 28 "Investments in associates" and IAS 36 "Impairment of Assets" as discussed in the third paragraph above and had the Company's process for the investigation of the amounts discussed in the fourth paragraph above, been completed, we are not aware of any material modifications that should be made to the accompanying financial statements in order to comply with the International Financial Reporting Standards, applicable to interim financial reporting as adopted by the EU ("IAS 34").

Athens, August 29, 2006

Dimitrios Constantinou
A.M. ICA(GR) 16201

Ernst & Young (Hellas)
Certified Auditors Accountants S.A.
(SOEL No. 107)
11th Km Nt Rd Athens-Lamia
144 51 Metamorphosis

ERNST & YOUNG

Vassilios Kaminaris
A.M. ICA(GR) 20411

Ernst & Young (Hellas)
Certified Auditors Accountants S.A.
(SOEL No. 107)
11th Km Nt Rd Athens-Lamia
144 51 Metamorphosis

ERNST & YOUNG

PUBLIC POWER CORPORATION S.A.
CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF INCOME FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro- except share and per share data)

	GROUP				PARENT COMPANY			
	01.01.2006-30.06.2006	**01.01.2005-30.06.2005**	**01.04.2006-30.06.2006**	**01.04.2005-30.06.2005**	**01.01.2006-30.06.2006**	**01.01.2005-30.06.2005**	**01.04.2006-30.06.2006**	**01.04.2005-30.06.2005**
REVENUES:								
Revenue from energy sales	2,160,141	1,966,413	1,047,370	961,272	2,160,141	1,966,413	1,047,370	961,272
Other	171,183	152,590	83,811	77,985	171,183	152,590	83,811	77,985
	2,331,324	2,119,003	1,131,181	1,039,257	2,331,324	2,119,003	1,131,181	1,039,257
EXPENSES :								
Payroll cost	511,817	478,939	266,899	249,000	511,817	478,939	266,899	249,000
Fuel	891,683	718,255	455,046	378,749	891,683	718,255	455,046	378,749
Depreciation and Amortization	250,441	219,178	128,338	106,519	250,441	219,178	128,338	106,519
Energy purchases	193,051	83,457	102,614	38,945	193,051	83,457	102,614	38,945
Transmission system usage	141,677	137,393	64,108	74,247	141,677	137,393	64,108	74,247
Emission allowances	-	45,034	-	25,550	-	45,034	-	25,550
Provisions	18,205	14,640	6,174	10,512	18,205	14,640	6,174	10,512
Financial expenses	80,437	75,829	41,052	38,239	80,436	75,829	41,052	38,239
Financial income	(22,497)	(11,257)	(11,366)	(5,667)	(22,432)	(11,206)	(11,331)	(5,641)
Other (income)/expense, net	139,071	122,050	76,481	66,317	138,895	121,928	76,397	66,195
Share of loss of associates	2,476	5,909	738	3,213	-	-	-	-
Reversal of impairment loss in investment in associate	(11.201)	-	(11,201)	-	(11,201)	-	(11,201)	-
Foreign currency gains / (losses), net	(5,279)	6,801	(2,331)	5,805	(5,279)	6,801	(2,331)	5,805
PROFIT BEFORE TAX	141,443	22,775	14,629	47,828	144,031	228,755	15,416	51,137
Income tax expense	(45,270)	(75,402)	(7,944)	(16,003)	(45,270)	(75,402)	(7,944)	(16,003)
PROFIT AFTER TAX	96,173	147,373	6,685	31,825	98,761	153,353	7,472	35,134
Earnings per share, basic and diluted	0.41	0.64	0.03	0.14				
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000				

The accompanying notes are an integral part of these interim consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
CONDENSED CONSOLIDATED AND SEPARATE BALANCE SHEET AS OF JUNE 30, 2006 IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	30.06.2006	31.12.2005	30.06.2006	31.12.2005
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	11,165,995	11,175,439	11,165,990	11,175,434
Software, net	16,361	15,658	16,361	15,658
Available for sale financial assets	37,796	40,203	37,796	40,203
Other non- current assets	21,429	12,039	84,551	72,737
Total non-current assets	**11,241,581**	**11,243,339**	**11,304,698**	**11,304,032**
Current Assets:				
Inventories	582,034	557,834	582,034	557,834
Trade and other receivables, net	871,827	823,300	872,621	823,964
Cash and cash equivalents	37,512	38,176	28,723	29,351
Total Current Assets	**1,491,373**	**1,419,310**	**1,483,378**	**1,411,149**
Total Assets	**12,732,954**	**12,662,649**	**12,788,076**	**12,715,181**
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,679	106,679	106,679	106,679
Legal Reserves	40,398	40,398	40,398	40,398
Revaluation surplus	4,175,422	4,175,422	4,175,422	4,175,422
Reversal of fixed assets' statutory revaluation surplus included in share capital	(947,342)	(947,342)	(947,342)	(947,342)
Reserves	236,418	256,265	236,418	256,265
Retained earnings	507,774	510,159	562,928	562,725
Total Equity	**5,186,549**	**5,208,781**	**5,241,703**	**5,261,347**
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,976,752	3,197,083	2,976,752	3,197,083
Provisions	436,916	437,432	436,916	437,432
Other non-current liabilities	2,355,849	2,259,954	2,355,849	2,259,954
Total Non-Current Liabilities	5,769,517	5,894,469	5,769,517	5,894,469
Current Liabilities:				
Trade and other payables	963,903	923,136	963,871	923,102
Dividends payable	563	183	563	183
Short term borrowings	156,000	143,900	156,000	143,900
Current portion of interest bearing loans and borrowings	656,422	492,180	656,422	492,180
Total Current Liabilities	**1,776,888**	**1,559,399**	**1,776,856**	**1,559,365**
Total Liabilities and Equity	**12,732,954**	**12,662,649**	**12,788,076**	**12,715,181**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.

CONDENSED CONSOLIDATED CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006 IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

(All amounts in thousands of Euro)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Statutory Revaluation Surpluses on Fixed Assets	Marketable Securities Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings	Total Equity
Balance, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	577,851	4,225,409
Adjustments (note 3 (d))	-	-	-	-	-	-	-	-	(4,039)	(4,039)
Balance, as restated, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	573,812	4,221,370
Application of IFRIC 1 (note 3 (d))							-	-	18,949	18,949
Net income for the period	-	-	-	-	-	-	-	-	147,373	147,373
Dividends	-	-	-	-	-	-	-	-	(208,800)	(208,800)
Amendments of 2004 revaluation of assets	-	-	-	(22,005)	-	-	-	-	-	(22,005)
Tax on the amendments of 2004 revaluation of assets	-	-	-	(186)	-	-	-	-	-	(186)
Revaluation surplus of machinery, transportation means, furniture and fixture	-	-	-	891,589	-	-	-	-	-	891,589
Deferred tax of the revaluation surplus	-	-	-	(229,032)	-	-	-	-	-	(229,032)
Valuation of marketable securities	-	-	-	-	-	3,303	-	3,303	-	3,303
Other	-	-	-	-	-	-	-	-	(77)	(77)
Balance, June 30, 2005	1,067,200	106,679	33,319	3,786,006	(947,342)	21,581	223,784	245,365	531,257	4,822,484
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	510,159	5,208,781
Valuation of marketable securities	-	-	-	-	-	(2,407)	-	(2,407)	-	(2,407)
Net income for the period	-	-	-	-	-	-	-	-	96,173	96,173
Dividends	-	-	-	-	-	-	-	-	(116,000)	(116,000)
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	2	2
Balance, June 30, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	27,635	208,783	236,418	507,774	5,186,549

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
CONDENSED SEPARATE CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Statutory Revaluation Surpluses on Fixed Assets	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax - free and other Reserves	Reserves: Reserves Total	Retained Earnings	Total Equity
Balance, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	614,207	4,261,765
Adjustments (note 3 (d))	-	-	-	-	-	-	-	-	(4,039)	(4,039)
Balance, as restated, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	610,168	4,257,726
Applications of IFRIC 1 (note 3(d))	-	-	-	-	-	-	-	-	18,949	18,949
Net income for the period	-	-	-	-	-	-	-	-	153,353	153,353
Dividends	-	-	-	-	-	-	-	-	(208,800)	(208,800)
Amendments of 2004 revaluation of assets	-	-	-	(22,005)	-	-	-	-	-	(22,005)
Tax on the amendments of 2004 revaluation of assets	-	-	-	(186)	-	-	-	-	-	(186)
Revaluation surplus of machinery, transportation means, furniture and fixture	-	-	-	891,589	-	-	-	-	-	891,589
Deferred tax of the revaluation surplus	-	-	-	(229,032)	-	-	-	-	-	(229,032)
Valuation of marketable securities	-	-	-	-	-	3,303	-	3,303	-	3,303
Balance, June 30, 2005	1,067,200	106,679	33,319	3,786,006	(947,342)	21,581	223,784	245,365	573,670	4,864,897
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	562,725	5,261,347
Valuation of marketable securities	-	-	-	-	-	(2,407)	-	(2,407)	-	(2,407)
Net income for the period	-	-	-	-	-	-	-	-	98,761	98,761
Dividends	-	-	-	-	-	-	-	-	(116,000)	(116,000)
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	2	2
Balance, June 30, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	27,635	208,783	236,418	562,928	5,241,703

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2006-30.06.2006	01.01.2005-30.06.2005	01.01.2006-30.06.2006	01.01.2005-30.06.2005
Cash flows from operating activities				
Profit before tax	141,443	222,775	144,031	228,755
Adjustments :				
Depreciation and amortization	320,103	311,822	320,103	311,822
Amortization of customers' contributions and subsidies	(28,172)	(54,853)	(28,172)	(54,853)
Interest expense	74,092	68,162	74,092	68,162
Other adjustments	2,871	(4,533)	460	(10,391)
Changes in assets	(121,602)	(54,008)	(121,732)	(53,973)
Changes in liabilities	65,147	75,024	65,149	75,021
Income tax paid	-	(160,164)	-	(160,164)
Net Cash from Operating Activities	**453,882**	**404,225**	**453,931**	**404,379**
Cash Flows from Investing Activities				
Capital expenditure/ disposal of fixed assets and software	(316,540)	(361,764)	(316,540)	(361,764)
Proceeds from customers' contributions and subsidies	87,838	90,540	87,838	90,540
Interest received	6,336	5,796	6,271	6,163
Investments	(1,752)	-	(1,700)	-
Net Cash used in Investing Activities	**(224,118)**	**(265,428)**	**(224,131)**	**(265,061)**
Cash Flows from Financing Activities				
Net change in short term borrowings	12,100	(55,250)	12,100	(55,250)
Proceeds from interest bearing loans and borrowings	200,000	225,000	200,000	225,000
Principal payments of interest bearing loans and borrowing	(256,215)	(226,304)	(256,215)	(226,304)
Interest paid	(70,693)	(64,809)	(70,693)	(64,809)
Dividends paid	(115,620)	(19)	(115,620)	(19)
Net Cash used in Financing Activities	**(230,428)**	**(121,382)**	**(230,428)**	**(121,382)**
Net increase/(decrease) in cash and cash equivalents	(664)	17,415	(628)	17,936
Cash and cash equivalents at beginning of year	38,176	28,071	29,351	20,274
Cash and cash equivalents at the end of the period	37,512	45,486	28,723	**38,210**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

Index

(All amounts in thousands of Euro, unless otherwise stated)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or "the Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece.

In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalisation Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years.

Effective December 2001, PPC's shares were listed on the Athens and London Exchange. The accompanying interim condensed financial statements include the financial statements of PPC ("Parent Company") and the consolidated financial statements of Group PPC ("Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. As of June 30, 2006 and 2005 the number of staff employed by the Group was approximately 26,649 and 27,546 respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

As a vertically integrated electric utility, PPC generates electricity in its own 98 power generating stations, facilitates the transmission of electricity through approximately 11,500 kilometres of high voltage power lines and distributes electricity to consumers through approximately 208,200 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its lignite mines. PPC has also constructed approximately 1,530 kilometres of fibre-optic network along its transmission lines.

The Parent Company's activities present a significant seasonality, which is at its peak in the summer and winter months due to the increased demand for electricity, a fact that is reflected in its quarterly financial statements as well as those of the Group's.

2. CHANGES IN LEGAL FRAMEWORK

In the context of the liberalization of the electricity market, according to the provisions of Law 2773/1999, as it was amended by Law 3175/2003, the Grid and Power Exchange Code was introduced in May 2005, taking into account the provisions of Law 3175/2003 for the implementation of the day-ahead market.

In December 2005, Law 3426 was enacted, whose main provisions, are the following:

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses to interested entities, with the exception of micro-isolated networks which are part of non-interconnected islands (under the condition that such granting will be approved by the European Union). As far as the above mentioned micro-isolated non-interconnected islands are concerned, with the exception of generation from renewable energy sources, hybrid plants and auto producers, generation and supply licenses are granted exclusively to PPC.

(All amounts in thousands of Euro, unless otherwise stated)

2. CHANGES IN LEGAL FRAMEWORK (CONTINUED)

- There will be a tender process by the HTSO for generation capacity contracts and adequate reserve power. Initially the maximum volume of generation capacity contracts is designated for up to a total of 900 MW and relates to capacity commissioned up to 31 December 2010. PPC may only participate for up to 50% of additional tenders, for additional capacity of up to 400 MW, which may be made during that time period. PPC may participate on equal terms in tenders for capacity above 1,300 MW (future tenders) and for units commissioned after 31 December 2010.

- Ownership of the national grid ("transmission system" and "distribution network") remains exclusively with PPC.

- Provides for the operational unbundling of PPC's activities in Transmission, Distribution and Operation for the non-interconnected islands.

- PPC, as owner of the Distribution Network, accepts the applications for connecting to the network, operates, develops and maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.

- Until July 1, 2007, an independent entity will be formed through the expansion of the existing Transmission System Operator (HTSO), which will be renamed into Hellenic Transmission and Distribution Systems Operator (HTDSO) and will undertake the operation of the Distribution system as well.

- PPC is appointed as the Operator for the non – interconnected islands. The activities of PPC as an operator for the non – interconnected islands will be functionally unbundled from the rest of its activities.

- All non-household consumers are considered eligible customers and are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of the micro isolated islands' consumers. As of July 1, 2007, all consumers will be considered eligible customers with the exception of micro isolated islands' consumers whose supply of energy will be made exclusively by PPC.

- The Minister of Development, by a Decision to be issued within six months from the publication of Law 3426/05, shall define Public Service Obligations, as well as the holders of licenses granted under the provisions of Law 2773/99, who shall be liable to provide these services.

  The Minister of Development, by a Decision to be issued following a relevant opinion by RAE within 3 months from the issuance of the Decision mentioned in the previous paragraph, shall define the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them.

  The amount of the above mentioned compensation due for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least the compensation granted to them for providing public service obligations, as well as charges they impose to their customers relating to those services.

  The above mentioned Ministerial Decision has not been issued yet.

(All amounts in thousands of Euro, unless otherwise stated)

2. CHANGES IN LEGAL FRAMEWORK (CONTINUED)

In June 2006, Law 3468 concerning "Electricity generation from Renewable Energy Sources (RES) and High Efficiency Co-generation of Heat and Power (HE-CHP)" was enacted. Its main provisions are:

- The incorporation of Directive 2001/77/EC in the national legislation and the adaptation of the national legislation to the relative obligations that result from the Kyoto Protocol that already has been ratified by Law 3017/2002 and the National Allocation Plan for the Distribution of CO_2 gas emissions.

- The simplification and acceleration of the licensing procedure for RES and HE-CHP projects.

- The improvement of the legislative framework for licensing, operation and pricing of electricity from RES and HE-CHP plants (prices will no longer be defined as percentages on PPC's invoices, credit for the capacity in the interconnected system will be abolished, etc.)

3. BASIS OF PRESENTATION FOR THE INTERIM FINANCIAL STATEMENTS

(a) ***Basis of preparation of financial statements:*** The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the six month period ended June 30, 2006 have been prepared in accordance with IAS 34 "Interim Financial Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2005 made publicly available.

(b) ***Approval of Financial Statements:*** The Board of Directors approved the accompanying financial statements on August 29, 2006.

(c) ***Reclassifications:*** Certain reclassifications have been made to prior period balances to conform with current period classification.

(d) ***Adjustments of Previously Reported Items:*** PPC decided to proceed in 2005 with the adjustments of certain line items which relate to periods prior to 2003. The cumulative effect of these adjustments are recorded against the beginning balance of equity of the earliest period presented. Such adjustments relate to fixed assets and suppliers balances and they are presented net of the related deferred tax.

Up to December 31, 2004 the provision for mines' restoration was calculated based on the total surface for restoration as at the end of each period, multiplied by the average cost of restoration per metric unit. As at 31 December 2005 the company modified the above methodology in accordance with the provisions of the IFRIC 1 "Changes in existing Decommissioning, Restoration and similar Liabilities". The corresponding financial statements for the six months ended June 30, 2005 have been adjusted to reflect the adoption of the revisions required by IFRIC 1. The effect from the adjustment resulting from adoption of the interpretation in the financial statements for the six months ended June 30, 2005 amounted to a decrease in profit before tax and profit after tax of Euro 471 and Euro 320, respectively, a decrease in the accumulated provision of Euro 18.9 million which was credited in Retained Earnings and the creation of an asset and a provision of Euro 14.5 million.

(All amounts in thousands of Euro, unless otherwise stated)

4. INVESTMENTS IN SUBSIDIARIES

	Group		Company	
	30.06.2006	31.12.2005	30.06.2006	31.12.2005
PPC Telecommunications	-	-	57,419	57,419
PPC Rhodes S.A.	-	-	1,945	1,945
PPC Renewables S.A.	-	-	6,334	4,634
PPC Crete S.A.	-	-	1,100	1,100
Total	**-**	**-**	**66,798**	**65,098**

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

NAME	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	Greece	Engineering services, construction and operation of a power plant

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006.

5. INVESTMENTS IN ASSOCIATES

	Group		Company	
	30.06.2006	31.12.2005	30.06.2006	31.12.2005
HTSO	144	144	144	144
WIND-PPC Holding N.V.	1	2,477	-	-
LARCO S.A.	11,201	-	11,201	-
Investments through PPC Renewables	3,675	1,923	-	-
Total	**15,021**	**4,544**	**11,345**	**144**

The Group's ownership interest in the above associates as at June 30, 2006 was as follows:

Name	Ownership Interest	Country of Incorporation	Principal Activities
HTSO	49%	Greece	Note 2
WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication services
Investments through PPC Renewables	49%	Greece	Energy generation from renewable sources
Larco S.A.	28.56%	Greece	Metallurgical

(All amounts in thousands of Euro, unless otherwise stated)

5. INVESTMENTS IN ASSOCIATES (CONTINUED)

In the six month period ended June 30, 2006 the Parent Company reversed an amount of Euro 11,201 which represents part of an impairment loss recognised in prior year on its investment in LARCO S.A. The amount reversed was also recognised in the consolidated financial statements as income from the valuation of an associate (valuation based on the Equity Method).

6. TRANSACTIONS WITH RELATED PARTIES

The Parent Company's transactions with its subsidiaries and its associates for the six months ended June 30, 2006 and 2005 are as follows:

	June 30 2006	June 30 2005
Transactions with subsidiaries		
- PPC Telecommunications S.A.(rental charges)	17	17
- PPC Renewables S.A. (rental charges)	5	5
- PPC Rhodes S.A. (rental charges)	5	5
- PPC Crete (rental charges)	3	2
Transactions with associates		
HTSO S.A		
- Transmission system usage	121,183	110,044
- Administrative fees	5,940	5,113
- Other services	13,217	11,353
- Transmission system usage fees	(141,677)	(137,393)
- Energy purchases from renewable sources	(113,460)	(26,186)
Larko		
- Energy sales	26,796	18,255
Tellas		
- Rental charges	44	43
- Optic fibre rental charges (note 1)	1,660	1,602
- Other income	154	226
- Telephone charges	(1,315)	(1,127)

Fees concerning management members amounted to Euro 778 and Euro 917 for the six month period ended June 30, 2006 and June 30, 2005, respectively.

The Parent Company has guaranteed for existing loans of an associate company (Tellas) up to the amount of Euro 30 million. This guarantee has been renewed on March 7, 2006 and it was valid until June 30, 2006 with a further renewal on July 11 2006 which is valid until July 31, 2006.

Moreover in March 2006 and July 2006 the Parent Company's Board of Directors also decided that a new guarantee will be issued in favour of Tellas in connection with a bond of Euro 50 million to be concluded by Tellas. The issue of the bond took place on July 31, 2006 and the proceeds were used for the full repayment of the existing loans amounting to Euro 30 million.

(All amounts in thousands of Euro, unless otherwise stated)

6. TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

The Parent Company's balances with its subsidiaries and its associates as of June 30, 2006 and December 31, 2005 are as follows:

	June 30, 2006	December 31, 2005
Balances with subsidiaries		
PPC Telecommunications S.A.		
- Receivables	273	255
- Payables	-	-
PPC Renewables S.A.		
- Receivables	1,176	1,159
- Payables	-	-
PPC Rhodes S.A.		
- Receivables	29	29
- Payables	-	-
PPC Crete		
- Receivables	40	36
- Payables	-	-
Balances with associates		
HTSO		
- Receivables	28,000	28,606
- Payables	(74,492)	(48,795)
Tellas		
- Receivables	12,778	10,877
- Payables	(8,104)	(6,113)
Larco		
- Receivables	34,417	34,119
- Payables	-	-

Transactions and balances between the Parent Company and its subsidiaries have been eliminated for consolidation purposes. Furthermore, the Parent Company, on June 30, 2006, has established a provision of Euro 22,814 against receivables from LARCO.

7. DIVIDENDS

The Parent Company Shareholders' General Assembly which took place on May 24, 2006, approved the distribution of dividends amounting to Euro 116,000 (Euro 0.50 per share) for the year 2005. In the six months ended June 30, 2006 dividends amounting to Euro 115,620 were paid.

8. LOAN AGREEMENTS-REPAYMENTS

Within the six month period ended June 30, 2006 the Parent Company has concluded one loan agreement for an amount of Euro 100 million with a five-year duration. It has also concluded a long-term loan agreement with the European Investment Bank for an amount of Euro 100 million with a duration of 15 years. Moreover a bond loan agreement with a maturity of one year of a total amount of Euro 100 million was renewed for one more year.

(All amounts in thousands of Euro, unless otherwise stated)

8. LOAN AGREEMENTS-REPAYMENTS (CONTINUED)

At June 30, 2006 the available credit lines of the overdraft facilities amounted to Euro 300 million, while the unused portion of all overdraft facilities of the Parent Company amounted to Euro 144 million.

In June 2006, the bondholders of a bond amounting to Euro 59 million concluded in June 1997 did not exercise their call option and as a result the final redemption of the abovementioned bond will take place in June 2012.

The loan repayments for the six month period ended June 30, 2006 amounted to Euro 256,215.

9. COMMITMENTS AND CONTINGENCIES

(a) ***Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which further, exclusively, participates in Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is expected to be approximately Euro 80 million up to 2007, of which an amount of approximately Euro 51 million has already been invested through PPC Telecommunications S.A. Furthermore, PPC has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement.

(b) ***Acquisition Program:*** In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision No 3074-P of July 4, 2006 declared PPC as the winning bidder. Negotiations between the Privatization Agency and PPC have already started.

In March 2006, PPC's Board of Directors approved the common participation of PPC and Contour Global, in the tender process for the privatization of one power plant and one mine, in Pljevlja in Montenegro, under the condition that the participation of PPC in the final phase of the tender will prove to be favourable after the completion of special audits. After the completion of these audits the Board of Directors with its resolution 114/22.5.2006 decided that PPC will not participate in the tender. As a result no binding offer was submitted.

(c) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

(All amounts in thousands of Euro, unless otherwise stated)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State as no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if this land is no longer necessary to PPC S.A. for the fulfilment of its purposes.

(d) Litigation and Claims: The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at June 30, 2006 amounts to approximately, Euro 398 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 245 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately Euro 40 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 113 million, for allowances and other benefits that according to the employees should have been paid by PPC.

For the above amounts the Group has established provisions, which at June 30, 2006 totalled approximately Euro 143 million.

(e) Environmental Obligations: Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licenses have yet to be obtained by individual PPC operating units. This includes, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network and the new mine in Klidi.

2. The Supreme Court by its Decisions 1691/2005 and 1688/2005 repealed both the Environmental Permits granted for the Acheloos river diversion and the ancillary projects. Part of the latter is the Messohora hydroelectric station – currently under construction – whose construction cost amounts to approximately Euro 267 million as of June 30, 2006 and which is included in " Property, Plant and Equipment, net" in both the Parent Company and the Group's Condensed Balance Sheet, as of June 30, 2006.

(All amounts in thousands of Euro, unless otherwise stated)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

On July 19, 2006 the Greek Parliament voted an amendment – addendum to the Law relating to "Amendments in legislation concerning the National Land Register, the assignment and execution of contracts, projects, studies and other stipulations", according to which the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and whose compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation.

Also Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MWTH) have been recently defined at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants, has been approved by the PPC's Board of Directors, and this includes, among others, the following measures:

   - Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

   - Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.

   - Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

   - Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented. For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil will be possible by January 1, 2007.

   PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

(All amounts in thousands of Euro, unless otherwise stated)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC S.A. of a full environmental impact assessment, the Ministry of Environment has issued in May 2004 the environmental permit by the Common Ministerial Decision 124528 for the construction and operation by our Company of an environmentally – controlled landfill site for the disposal of the bulk of our asbestos containing material at this facility.

6. Exposure of the public to electromagnetic fields from PPC's transmission lines and substations is substantially less than the exposure guidelines thresholds developed by the International Commission on Non Ionising Radiation Protection (ICNIRP), CENELEC and defined by the Greek Legislation, based on L.3060 FOR 238 (Official Gazette 512B/25.04.2002).

(f) ***Unaudited tax years:*** The Parent Company has been audited by the tax authorities up to December 31, 2003. The Group's subsidiaries which are fully consolidated have not been audited by the tax authorities since their inception, with the exception of PPC Telecommunications S.A. which has been audited by the tax authorities up to December 31, 2002 according to the provisions of Law 3259/2004.

(g) ***Voluntary retirement plan:*** PPC's Board of Directors, by its Decision 2/10.01.2006, has approved lump sum payments of up to 20 monthly wages to employees who would retire voluntarily until December 31, 2006, subject to terms specified in the above mentioned Decision. In the six months ended June 30, 2006, 39 employees filed applications for voluntary retirement, with a corresponding cost that amounts to Euro 2,728 and for which the Parent Company has established a provision in the accompanying financial statements. The Parent Company estimates that the total amount to be paid to employees' voluntary retirement will not exceed Euro 17.6 million.

(h) ***CO_2 Emissions:*** On June 20, 2005 the European Commission has notified its decision for the acceptance of the National Allocation Plan (NAP) for the 3-year period 2005-2007. The expenditure for CO_2 emissions shall be deemed as final, only after the issuance of a relevant joint Ministerial Decision determining the final emission allowances to PPC's bound plants. According to the above mentioned National Allocation Plan, PPC has been allocated for the period 2005 - 2007 emission allowances of 158,731 kt CO_2 out of which 52,091 kt CO_2 correspond to the year 2005, 53,164 kt CO_2 to the year 2006 and 53,476 kt to the year 2007. In January 2006, the competent authority has issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants.

The annual CO_2 emissions reports verification for 2005 for PPC's bound plant has been completed successfully in March 2006 by accredited third party verifiers. These reports with the corresponding verification statements have been submitted to the Ministry for the Environment, Physical Planning and Public Works, within the deadline given by the legislation. The verified CO_2 emissions for all PPC's bound plants for 2005 amounted to 52,588 kt CO_2.

(All amounts in thousands of Euro, unless otherwise stated)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

As a result, the amount of the CO_2 emissions, not covered by the allocated emission allowances, amounted to 497.2 kt CO_2 for the year ended December 31, 2005 (with the assumption that the allocated emission allowances to the company for 2005 will remain 52,091 kt CO_2, given that the relevant joint Ministerial Decision has not been issued yet). It should be noted that in 2005, the company bought CO_2 emissions rights of 845.8 kt CO_2, of which 497.2 kt CO_2 were used during 2005 for the coverage of the 2005 CO_2 emissions rights shortage, while 348.6 kt CO_2 were transferred to 2006. Moreover, during the first semester of 2006, it is estimated that PPC has an emission rights surplus of 690 kt CO_2 while it has also bought 562 kt of CO_2 emissions rights. Consequently, no charge for CO_2 emission rights purchases has been made to the income statement for the six months ended June 30, 2006 while any eventual surplus of the CO_2 emissions rights as well as already purchased rights can be transferred onwards for the coverage of any future shortages.

(i) ***Business Plan:*** In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".

10. SUBSEQUENT EVENTS

- In the context of PPC's new Business Plan for the period 2006-2010, the Board of Directors approved the basic principles of the participation of PPC to a Holding Company which will be involved in International Activities. In July 2006, the Board of Directors approved the Business Strategy Plan for the 2006 -2011 period for the Holding Company to be formed by PPC and Contour Global, as well as the payment of an amount of Euro 5,030 for PPC's initial participation in the Holding Company's share capital (remaining to be realized). Finally, in August 2006, the Board of Directors approved the new Shareholders' Agreement according to which PPC and Contour Global will each participate by 45% in the Holding Company's share capital, which will amount to Euro 600 million for the next five years with corresponding voting rights. Institutional investors or international banks such as the European Bank for Reconstruction and Development may participate in the remaining share capital by 10%.

- According to a Decision of the Ministry of Development issued in July 2006 the electricity rates for High, Medium and Low voltage have been increased by approximately 4.8%.

- In July 2006 PPC Telecommunications' Board of Directors approved its participation in WIND – PPC HOLDING N.V. share capital's increase for a total amount of Euro 9 million, by paying Euro 4,500.

- PPC's Board of Directors approved PPC's participation in the share capital increase of the National Bank of Greece, exercising its call option as an "old" shareholder in order to purchase 384,750 new common shares with a nominal value of Euro 22.11 per share, for which PPC paid Euro 8,507 in July 2006.

(All amounts in thousands of Euro, unless otherwise stated)

11. SEGMENT INFORMATION

Based on Article 30 of Law 3426/2005, PPC as an integrated electric utility is obliged to keep separate accounts for any of their generation, transmission, distribution, supply to eligible customers and supply to non-eligible customers activities as if such activities were carried out by different entities.

These accounts include a balance sheet and a statement of income for each of the above activities.

Especially for the non-interconnected islands, PPC should keep separate accounts for the activities performed in these islands.

Following a consultation with RAE, PPC will make publicly available the above information for annual periods beginning on or after January 1, 2006.

As a result, the consolidated segment information required to be disclosed by IAS 34 "Interim Financial Reporting" and the segments defined by Law 3426/2005 for the six months ended June 30, 2006 are as follows:

	Mines	Generation	Transmission	Distribution	Supply: Eligible Consumers	Supply: Non-eligible Consumers	Non Interconnected Islands	Eliminations	Total
	1 January – 30 June 2006								
Revenues	400,787	1,258,339	111,242	274,934	1,177,676	756,189	612,559	(2,260,402)	2,331,324
Segment Result	25,867	74,183	21,025	29,772	259,281	(76,024)	(120,949)		213,155
Financial expenses									(80,437)
Share of loss of associates and reversal of impairment loss in investment in associate									8,725
Profit before tax									**141,443**
Income tax									(45,270)
Net profit									**96,173**

Due to non-availability of data for the segments required by Law 3426/2005 for the six months ended June 30, 2005, no comparative segment information is presented for the new basis of segmentation.

(All amounts in thousands of Euro, unless otherwise stated)

11. SEGMENT INFORMATION (CONTINUED)

Segment information for the six months ended June 30, 2006 and 2005, based on the existing up to December 31, 2005 basis of segmentation (Mines, Generation, Transmission and Distribution) have as follows:

	Mines		Generation		Transmission		Distribution		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	400,787	394,069	1,578,832	1,567,659	111,242	116,445	2,190,356	1,999,316	(1,949,893)	(1,958,486)	2,331,324	2,119,003
Segment Result	25,867	37,249	89,122	193,693	21,025	40,821	77,141	32,750			213,155	304,513
Financial expenses											(80,437)	(75,829)
Share of loss of associates and reversal of impairment loss in investment in associate											8,725	(5,909)
Profit before tax											**141,443**	**222,775**
Income tax											(45,270)	(75,402)
Net profit											**96,173**	**147,373**

It should be noted that the Transmission revenue for the six months ended June 30, 2006 is decreased as compared to the six months ended June 30, 2005 as, according to instructions received from RAE, the internal rental fee charged for the transmission network was adjusted. This reduction is respectively presented in the internal costs of Generation and Distribution.

PUBLIC POWER CORPORATION S.A.

Reg. No : 47829/06/B/00/2

Chalkokondyli 30 - 10432 Athens

Financial data and information for the period January 1 2006 - June 30 2006

The following infromation is a general overview of the financial status of Public Power Corporation S.A. and PPC Group. We recommend to our readers before proceeding to any investing transaction to visit our site www.dei.gr where all the periodically financial statements are published, according to IAS as well as the auditor's report whenever is requested.

COMPANY'S DETAILS

Certified auditor accountants:	Dimitrios Konstantinou, Vasilios Kaminaris
Audit company:	Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Type of auditors' review report:	Opinion with exception

Board of Directors:

Kyriakopoulos	
Konstantinos	Chairman
Maniatakis	Managing
Dimitrios	Director
Athanasia	
Paraskevi	Member
David	
Charalambos	Member
Theodoropoulos	
Spyridon	Member
Loftsalis	
Panagiotis	Member
Magirou	
Evaggelos	Member
Manos Ioannis	Member
Mergos	
Georgios	Member
Panagopoulos	
Ioannis	Member
Petrou	
Anastasios	Member

BALANCE SHEET
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	30.06.2006	**31.12.2005**	**30.06.2006**	**31.12.2005**
ASSETS				
Total non current assets	11.241.581	11.243.339	11.304.698	11.304.032
Materials, spare parts and supplies, net	582.034	557.834	582.034	557.834
Trade receivables	830.883	781.617	831.677	782.281
Other current assets	78.456	79.859	69.667	71.034
Total assets	**12.732.954**	**12.662.649**	**12.788.076**	**12.715.181**
EQUITY AND LIABILITIES				
Non current liabilities	5.769.517	5.894.469	5.769.517	5.894.469
Short term borrowings	812.422	636.080	812.422	636.080
Other curent liabilities	964.466	923.319	964.434	923.285
Total liabilities (a)	7.546.405	7.453.868	7.546.373	7.453.834
Share Capital	1.067.200	1.067.200	1.067.200	1.067.200
Other items of shareholders' equity	4.119.349	4.141.581	4.174.503	4.194.147
Total Shareholders' Equity (b)	5.186.549	5.208.781	5.241.703	5.261.347
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5.186.549	5.208.781	5.241.703	5.261.347
TOTAL LIABILITIES AND EQUITY (e)=(a)+(d)	**12.732.954**	**12.662.649**	**12.788.076**	**12.715.181**

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE GROUP			
	01.01-30.06.2006	**01.01-30.06.2005**	**01.04-30.06.2006**	**01.04-30.06.2005**
Sales	2.331.324	2.119.003	1.131.181	1.039.257
Gross operating results	461.131	798.616	155.051	462.088
Profit before tax, financing and investing activities and depreciation and amortisation	476.893	552.594	180.797	217.395
Profit before tax, financing and investing activities	185.379	295.625	31.223	86.690
Profit before tax	141.443	222.775	14.629	47.828
Income tax expense	(45.270)	(75.402)	(7.944)	(16.003)
Profit after tax	**96.173**	**147.373**	**6.685**	**31.825**
Distributed to:				
Company's Shareholders	96.173	147.373	6.685	31.825
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,41	0,64	0,03	0,14

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE COMPANY			
	01.01-30.06.2006	**01.01-30.06.2005**	**01.04-30.06.2006**	**01.04-30.06.2005**
Sales	2.331.324	2.119.003	1.131.181	1.039.257
Gross operating results	461.131	798.616	155.051	462.088
Profit before tax, financing and investing activities and depreciation and amortisation	477.069	552.746	180.888	217.547
Profit before tax, financing and investing activities	185.555	295.777	31.314	86.842

Profit before tax	144.031	228.755	15.416	51.137
Income tax expense	(45.270)	(75.402)	(7.944)	(16.003)
Profit after tax	**98.761**	**153.353**	**7.472**	**35.134**
Distributed to:				
Company's Shareholders	98.761	153.353	7.472	35.134
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,43	0,66	0,03	0,15

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	30.06.2006	**30.06.2005**	**30.06.2006**	**30.06.2005**
Balance at the beginning of the year (1.1.2006 and 1.1.2005, respectively)	5.208.781	4.221.370	5.261.347	4.257.726
Profit after tax	96.173	147.373	98.761	153.353
	5.304.954	**4.368.743**	**5.360.108**	**4.411.079**
Increase / (Decrease) of Share Capital				
Dividends distributed	(116.000)	(208.800)	(116.000)	(208.800)
Net gains and losses recognised directly in the equity	(2.405)	662.541	(2.405)	662.618
Purchase / (Sale) of own shares				
Equity at the end of the period (30.06.2006 and 30.06.2005, respectively)	**5.186.549**	**4.822.484**	**5.241.703**	**4.864.897**

CASH FLOW STATEMENT

Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-30.06.2006	01.01-30.06.2005	01.01-30.06.2006	01.01-30.06.2005
Cash Flows from Operating Activities				
Profit before tax	141.443	222.775	144.031	228.755
Plus / minus adjustments :				
Depreciation and amortisation	320.103	311.822	320.103	311.822
Amortisation of customers' contributions and subsidies	(28.172)	(54.853)	(28.172)	(54.853)
Fair value (gain) / loss of derivative instruments	(15.200)	(2.001)	(15.200)	(2.001)
Expenses / (Revenues) from readjustments of fixed assets	0	(542)	0	(542)
Share of loss / gain of associates	(8.725)	5.909	(11.201)	0
Interest income	(6.336)	(8.679)	(6.271)	(8.628)
Sundry provisions	18.266	15.715	18.266	15.715
Gain on disposal of fixed assets	126	4.219	126	4.219
Unbilled revenue	13.653	(20.266)	13.653	(20.266)
Amortisation of loan origination fees	1.087	1.112	1.087	1.112
Interest expense	74.092	68.162	74.092	68.162
Operating profit before working capital changes	510.337	543.373	510.514	543.495
Increase / (Decrease) in:				
Increase / (Decrease) of materials	(20.264)	18.849	(20.264)	18.849
Increase / (Decrease) of receivables	(101.338)	(72.857)	(101.468)	(72.822)
Increase / (Decrease) of liabilities (excluding banks)	65.147	(85.140)	65.149	(85.143)
Net Cash from Operating Activities (a)	453.882	404.225	453.931	404.379
Cash Flows from Investing Activities				
Investments	(1.752)	0	(1.700)	0
Capital expenditure for fixed assets and software	(325.796)	(362.708)	(325.796)	(362.708)
Disposal of fixed assets and software	9.256	944	9.256	944
Interest received	6.336	5.796	6.271	6.163

oceeds from customers' contributions and subsidies	87.838	90.540	87.838	90.540
et Cash used in Investing Activities (b)	(224.118)	(265.428)	(224.131)	(265.061)
ash Flows from Financing Activities				
let change in short-term borrowings	12.100	(55.250)	12.100	(55.250)
Proceeds from interest bearing loans and borrowings	200.000	225.000	200.000	225.000
Principal payments of interest bearing loans and borrowings	(256.215)	(226.304)	(256.215)	(226.304)
Interest paid	(70.693)	(64.809)	(70.693)	(64.809)
Dividends paid	(115.620)	(19)	(115.620)	(19)
Net Cash used in Financing Activities (c)	(230.428)	(121.382)	(230.428)	(121.382)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**(664)**	**17.415**	**(628)**	**17.936**
Cash and cash equivalents at the beginning of the year	**38.176**	**28.071**	**29.351**	**20.274**
Cash and cash equivalents at the end of the period	**37.512**	**45.486**	**28.723**	**38.210**

Additional data and information for the Group:
(Amounts in thousands of Euro)

1. The Group's companies with their respective addresses and participation percentages, that are included in the consolidated financial statements are listed below:

PPC S.A.	Parent Company	30, Chalkokondyli str. Athens 104 32, Greece
PPC Renewable Sources S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece
PPC Rhodes S.A. (formerly KOZEN HELLAS)	100%	57, Veranzerou str. Athens 104 38, Greece
PPC Telecommunications S.A.	100%	89, Dyrahiou str. Athens 104 43, Greece
PPC Kriti S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece

   The above -mentioned companies have been consolidated.
   The Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. have decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1st, 2006.
2. The Group's subsidiaries which are fully consolidated have not been audited by the tax authorities since their establishment, with the exception of PPC Telecommunications S.A. which has been audited by the tax authorities up to December 31, 2002 according to the provisions of Law 3259/2004.
3. There was no change in the accounting principles for the audited consolidated financial statements for the year ended December 31, 2005.
4. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.
5. Adequate provisions have been established for all litigation.
6. Total payrolls of the Group number 26.792 employees out of which 143 employees work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated.
7. Sales and purchases of the Group, for the six month period ended June 30, 2006, as well as receivables and payables, that arose from the transactions of the Group to its related companies according to IAS 24, amount to Euro 168,994, Euro 256.452, Euro 75.195 and Euro 82.596, respectively.
8. Capital expenditure of the Group for the period amounted to approximately Euro 326 million.
9. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.

Additional data and information for the Parent Company:
(Amounts in thousands of Euro)

1. The Parent Company has been audited by the tax authorities up to December 31, 2003.
2. There was no change in the accounting principles for the audited financial statements for the year ended December 31, 2005.

TILL 30.09.2005 THE PROVISION FOR MINES' RESTORATION WAS CALCULATED BASED ON THE TOTAL SURFACE FOR RESTORATION AS AT THE END OF EACH PERIOD, MULTIPLIED BY THE AVERAGE COST OF RESTORATION PER METRIC UNIT. ON 31.12.2005 THE COMPANY MODIFIED THE ABOVE METHODOLOGY IN ACCORDANCE WITH THE PROVISIONS OF THE IFRIC 1 "CHANGES IN EXISTING DECOMMISSIONING, RESTORATION AND SIMILAR LIABILITIES".

The compared financial statements for the six month period ended June 30, 2005 have been readjusted after the adoption of the revisions as per the IFRIC 1. These revisions have had as effect the decrease of the profits before tax by Euro 471 and of the profit after tax by Euro 320, and the decrease in accrued provision by Euro 18,9 million which was credited in the beginning Retained Earnings and the creation of asset and provision with value amounting to Euro 14,4 million.

3. In April 2005, Public Power Corporation participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD, for more than a year, the Privatization Agency of Bulgaria with its Decision No 3074-P of July 4th, 2006 declared PPC as the winning bidder. Negotiations between the Privatization Agency and PPC have already started. In March 2006, PPC' s Board of Directors approved the common PPC's participation with the company Contour Global, to the tender process for the privatization of one power plant and one mine, in Pljevlja in Montenegro, under the condition that the participation of PPC to the final phase of the tender will be approved favourable after the completion of special audits. After the completion of these audits the Board of Directors with its resolution 114/22.5.2006 decided that PPC should not participate in the tender; hence no binding offer was submitted.
4. In May 2006, PPC's Board of Directors has approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs, for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".
5. PPC's Board of Directors, by its Decision 2/10.01.2006, has approved lump sum payments of up to 20 monthly wages to employees who would retire voluntarily until 31.12.2006, subject to terms specified in the above mentioned Decision.
   In the first semester of 2006, when Decision 2/10.01.2006 was effected, 39 employees filed applications for voluntary retirement, with a corresponding cost that amounts to Euro 2.728 and for which the Parent Company has established a provision in the financial statements.
   The Parent Company estimates that the total amount concerning employees' voluntary retirement will not exceed Euro 17,6 million, until the end of 2006.
6. In the context of the new Business Plan for the period 2006-2010 of PPC, the Board of Directors approved the basic principles of the participation of PPC to a Holding Company with a subject of International Activities. In July 2006, the Board of Directors approved the Business Strategy Plan for the 2006 -2011 period for the Holding Company formed by PPC and Contour Global, as well as the

payment of an amount of Euro 5.030 for PPC's initial participation in the Holding Company's share capital, which isn't realized yet.

7. There exist no burdens on the Parent Company's fixed assets, the existence of which could materially affect the Parent Company's financial position.
8. Adequate provisions have been established for all litigation.
9. Total payrolls of the Parent Company number 26.792 employees out of which 143 employees work exclusively for the Hellenic Transmission System Operator and for which the Company is compensated.
10. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the six month period ended June 30, 2006 amount to Euro 169.024 and Euro 256.452, respectively. As at June 30, 2006 the receivables and the payables of the Parent Company due to the related companies amount to Euro 76.713 and Euro 82.596, respectively.
11. Capital expenditure of the Parent Company for the period, amounted to approximately Euro 326 million.
12. The expenditure for CO_2 emissions shall be deemed as final, only after the issuance of a relevant joint Ministerial Decision determining the final emission allowances to PPC. Taking into account the assumption that the initially allocated emission allowances by National Allocation Plan (NAP) will not change, it is expected that there will be no CO_2 emissions allowance shortage in the end of the year 2006 for the company.
13. In the six month period ended June 30, 2006 the Parent Company has reversed part of the established provision for the impairment of its investment in LARKO S.A., which amounted to Euro 11.201 and which was also recognised by the Group as revenue resulting from an investment in an associate (valuation based on the Equity Method).

14. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.
15. The Supreme Court's Decisions 1691/2005 and 1688/2005 repealed both the Environmental Permits granted for the Acheloos river diversion and the ancillary projects. Part of the latter is the Messohora hydroelectric station – currently under construction – whose cost amounted to approximately Euro 267 million as of June 30, 2006 and which is included in " Property, Plant and Equipment, net" in both the Parent Company and the Group's Condensed Balance Sheet, as of June 30, 2006.

    On July 19, 2006 the Greek Parliament voted an amendment – addendum to the Law "Amendments in legislation concerning the National Land Register, the assignment and execution of contracts, projects, studies and other stipulations", according to which the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and whose observance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation.

    Also Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or to finish construction according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed.
16. The Company continues the procedure of clearing and settlement of the remaining balances for supplying materials and spare parts contracts.